	AECOM	213.593.8000 tel
	1999 Avenue of the Stars	213.593.8730 fax
Suite 2600
Los Angeles, CA 90067
www.aecom.com

April 5, 2017

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:       AECOM

Form 10-K for Fiscal Year Ended September 30, 2016

Filed November 16, 2016

File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated March 22, 2017, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (the “Filing”) for AECOM (the “Company” or “AECOM”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended September 30, 2016

Note 16 – Other Financial Information, page 117

1. We note your response to comment 3 in our letter dated January 27, 2017. Please tell us how you determined that it was appropriate to recognize the entire $50 million as revenue during the fiscal year ended September 30, 2016, along with the specific authoritative literature that supports your accounting. In providing your response, please also tell us how the corresponding accelerated pension costs were accounted for in AECOM’s financial statements.

AECOM’s Response to Question 1

As indicated in our initial response dated as February 24, 2017 (the “Initial Response”), the Company adopted an amendment to freeze pension benefits under the URS Federal Services, Inc. Employee Retirement Plan (the “Plan”).  The Plan’s pension freeze became effective in the first quarter of 2016.  Substantially all of URS Federal Services, Inc.’s contracts were with the U.S. federal government (the “Government”), and a substantial portion of the Plan’s pension expenses were reimbursable under Government cost plus contracts.

Section 413-50(c)(12) of Cost Accounting Standards (“CAS”) entitles the Company to reimbursement for pension costs upon the freeze of the Plan based on the difference between the actuarially determined Plan liability and the amount of the Plan assets on the date of the curtailment.  CAS Section 413-50(c)(12)(vii) also provides that a pension reimbursement will result in a credit during the cost accounting period and that any contract prices/costs should be adjusted accordingly.

The Company evaluated the amount of the pension reimbursement under ASC 605-35-25-30 through 25-31.  Based, in part, on advice from external legal counsel and actuaries, the Company determined that $50 million to be probable of reimbursement.  In determining whether the amount of the reimbursement was both probable and reliably estimable, the Company specifically considered each of the following conditions addressed in ASC 605-35-25-31 in its analysis:

Accounting Standards Committee Conditions	Company Analysis
Legal basis –	CAS Section 413-50(c)(12) as noted above as well as an opinion from the Company’s external counsel verified the legal basis.
Additional costs are unforeseen at the contract date and are not the result of deficiencies in contractor performance –

The curtailment of the Plan accelerated the timing of the recovery. The expenses on which the entitlement relates have already been incurred and recorded by the Company and not the result of deficiencies in contractor performance.

Costs associated with the claim are identifiable or otherwise determinable and are reasonable –	The costs to be recovered are specifically defined by CAS Section 413-50(c)(12) as noted above.
The evidence supporting the claim is objective and verifiable –

The Plan’s pension benefits were frozen and the amount of the entitlement was established in accordance with Federal Acquisition Regulation 31.205-6(j) and validated by independent third party actuarial estimates.

Additionally, the Company considered the guidance of ASC 605-35-50-6 with regards to the timing of recognition and disclosure.  The ASC guidance indicates that revenue from a claim is recorded only to the extent that contract costs relating to the claim have been incurred.  The ASC guidance also indicates that the amounts recorded shall be disclosed in the notes to the financial statements.  The Company believes that appropriate disclosures with respect to the nature and amounts of the pension related entitlements were previously made, however, it would propose to include the below language in future SEC filing:

“During the twelve months ended September 30, 2016, the Company recorded revenue related to the expected accelerated recovery of a pension related entitlement from the federal government of approximately $50 million.  The entitlement resulted from pension costs that are reimbursable through certain government contracts in accordance with Cost Accounting Standards. The accelerated recognition resulted from an amendment to freeze pension benefits under the URS Federal Services, Inc. Employees Retirement Plan.  The actual amount of reimbursement may vary from the Company’s expectation.”

Lastly, the Company recognizes the pension costs within its financial statements related to the Plan in accordance with ASC 715.  However, Government contracts are governed by CAS regulations which stipulate when/how a contractor can bill and recover for pension costs.  The differences in requirements between ASC 715 and CAS regulations results in pension expense recognition for financial statement purposes earlier than the reimbursement allowed under CAS regulations. Accordingly, the pension costs had already been incurred, and no additional performance was required from the Company.  As these pension costs had already been incurred, and CAS 413-50(c)(12)(vii) allowed for an adjustment to the contractual cost and the Company included these pension costs as revenue in accordance with ASC 605-35-50-6.

Item 9A. Controls and Procedures, page 135

2. We note your response to comment 4 in our letter dated January 27, 2017.  Since the material weakness reported relates to controls that provide reasonable assurance that the business combination was recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, we do not agree with management’s conclusion that these controls are not also components of disclosure controls and procedures.  Therefore, disclosure controls and procedures would also be ineffective during the periods that the material weakness existed.

AECOM’s Response to Question 2

The Company acknowledges the Staff’s comment and it will revise future filings to state that the effectiveness of its disclosure controls and procedures include components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

Form 8-K Filed February 7, 2017

3. We note your response to comment 10 in our letter dated January 27, 2017.  We do not believe it is appropriate to exclude the impact of amortization expense related to acquired intangibles while not also excluding the gains from the amortization of the acquired fair margin liability. Please confirm that your non-GAAP measures will consistently include or exclude both items consistent with the guidance in Question 100.03 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

AECOM’s Response to Question 3

The Company acknowledges the Staff’s comment and respectfully submits that since the URS Corporation transaction occurred in 2014, the remaining amortization of the acquired fair margin liability is no longer significant.  The Company will revise its non-GAAP measures for any potential future acquisitions consistent with the Staff’s comment and the guidance in Question 100.03 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Closing

In accordance with your letter, the Company acknowledges that:

•    The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-7758 with any Questions or comments you may have regarding this letter.

Very truly yours,

/s/ W. Troy Rudd

W. Troy Rudd

Executive Vice President and Chief Financial Officer

cc:     Michael S. Burke, Chief Executive Officer, AECOM

David Y. Gan, Senior Vice President, Deputy General Counsel, AECOM